Exhibit 99.8

kpmg LLP	Telephone(403) 691-8000
205 - 5th Avenue SW	Fax(403) 691-8008
Suite 3100, Bow Valley Square 2	www.kpmg.ca
Calgary AB
T2P 4B9

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Pembina Pipeline Corporation

We consent to the use of our report dated February  26, 2014, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-187938) on Form F-3 of Pembina Pipeline Corporation.

Chartered Accountants
February 26, 2014
Calgary, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

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